ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

January 9, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A, filed on November 1, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on December 14, 2012, relating to Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A filed on November 1, 2012 regarding the Al Frank Fund (the “Fund”) and Al Frank Dividend Value Fund (the “Dividend Value Fund,” together with the Fund, the “Funds), each a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Comments Applicable to Both Funds

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the Prospectus.

U.S. Securities and Exchange Commission

Page

Response #1

We have revised the disclosure in each Fee Table to reflect that Other Expenses include 0.01% of acquired fund fees and expenses.

Summary Section - Principal Investment Strategies

Comment #2

Please confirm that with respect to principal risks, each Fund will only be minimally invested in futures, swaps and other derivative instruments.

 Response #2

We confirm that with respect to principal risks, that each Fund will only be minimally invested in futures, swaps and other derivative instruments.

Performance

Comment #3

Please confirm that each Fund has the same objectives, strategy and policies as its predecessor fund.

Response #3

We confirm that each Fund has the same objectives, strategy and policies as its predecessor fund.

Dividend Value Fund Comments

Summary Section - Principal Investment Strategies

Comment #4

In the first sentence of the Principal Investment Strategies section, you state that the Dividend Value Fund “primarily invests in equity securities that pay or are expected to pay dividends.”  Please disclose what you mean by “primarily.”  Under the names rule, given the name of the Dividend Value Fund, it should be investing in at least 80% equity securities that pay or are expected to pay dividends.

Response #4

We have revised the first sentence of the Principal Investment Strategies section as included in the prospectus summary as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities that pay or are expected to pay dividends.

Comment #5

In the third sentence of the second paragraph in the Principal Investment Strategies section, you state that “The Adviser screens a universe of more than 6,000 stocks in order to identify those with low price-to-earnings ratios, price-to-book values, and price-to-revenues ratios relative to their historical norms, their industry peers or the overall market.”  Please confirm that dividend paying history is also a part of the calculation.

Response #5

We confirm that dividend paying history is a part of the calculation and have revised the disclosure as follows:

The Adviser screens a universe of more than 6,000 stocks in order to identify those with a dividend paying history, low price-to-earnings ratios, price-to-book values, and price-to-revenues ratios relative to their historical norms, their industry peers or the overall market

Comment #6

In the third paragraph in the Principal Investment Strategies section, you state that “The Adviser may sell positions as they reach or approach their target price, if a lower target price results from a reassessment of earnings or valuation multiples, or if a more attractive stock is identified.”  Please define what is meant by “target price.”

Response #6

We have added the following disclosure to the Principal Investment Strategies section to define “target price”:

The Adviser utilizes these and other fundamental valuation metrics as well as its assessments of a company’s long-term growth prospects and risk characteristics, in order to establish a target price for each stock. The target price represents the price at which the Adviser believes the stock is fairly valued. Those stocks with significant appreciation potential relative to these target prices and perceived risk characteristics become available for selection.

Tools to Combat Frequent Transactions

Comment #7

The Prospectus currently states that the Funds may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #7

There are no set criteria that the Adviser must follow in making a determination to reject or limit specific purchase requests. Rather, the Adviser will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response.  The Adviser believes that specific, set criteria can be worked around by those who want to game the system.  Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Adviser must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Adviser would make a decision to reject or limit a purchase request.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #8

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of each Fund and also do not use “boiler plate” disclosure.

Response #8

We confirm that securities not listed in the Prospectus will not be a principal strategy of the Funds.

Comment #9

Please confirm that investments in Short Term Instruments will be de minimus or for defensive purposes.  If not, de minimus, then consider adding temporary defensive position disclosure to the prospectus.

Response #9

We confirm that investments in Short Term Instruments will be de minimus.

Comment #10

Please confirm that investments in Repurchase Agreements will be de minimus.  If not, de minimus, then consider adding disclosure to the prospectus.

Response #10

We confirm that investments in Repurchase Agreements will be de minimus.

Comment #11

Please confirm that investments in When-Issued Securities, Forward Commitments and Delayed Settlements will be de minimus or for defensive purposes.  If not de minimus, then consider adding disclosure to the prospectus.

Response #11

 We confirm that investments in When-Issued Securities, Forward Commitments and Delayed Settlements will be de minimus.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum